                                                FILED PURSUANT TO RULE 424(b)(3)

                                                   REGISTRATION NUMBER 333-85837

Prospectus
----------
                          CAPITAL HOLDINGS, INC. [LOGO]

                      Up to 900,000 Shares of Common Stock

                                $27.00 per share
                              ---------------------

We are offering up to 900,000 shares of common stock in this rights offering to stockholders who owned common stock as of September 30, 1999. This is called the rights offering and is made with the following conditions:

- You will receive, at no cost, a right to buy 0.14 share of common stock for every share of common stock that you owned on September 30, 1999 at a price of $27.00 per share.

- We will not issue fractional rights, and we will not pay cash in place of rights or fractional shares. Your subscription rights are not transferable and the rights will not be listed for trading on any stock exchange.

- The subscription rights are exercisable beginning on the date of this prospectus and continuing until 5:00 p.m., Eastern time, on November 15, 1999. If you want to participate in the rights offering, you must submit your subscription documents to us before that deadline or to your broker or bank at least 10 days before that deadline.

We may offer any unsubscribed shares to the general public at the same price of $27.00 per share. This is called the community offering. If you want to participate in the community offering, you must submit your subscription documents to us before December 1, 1999 or later, if we extend the date, or to your broker or bank at least 10 days before that deadline.

Both the rights offering and the community offering are subject to the following further conditions:

- We reserve the right to cancel the rights offering and the community offering at any time before the expiration date.

- Subscriptions are irrevocable once we receive them, unless we amend this offering.

- There is no minimum number of shares that we must sell in order to complete the rights offering or the community offering.

- Stockholders who do not participate in the rights offering will continue to own the same number of shares, but may own a smaller percentage of the total shares outstanding to the extent that other stockholders participate in the rights offering or stock is sold in the community offering.

    We are selling these shares to raise additional capital to contribute to our bank subsidiary and fund its growth.

Our common stock is quoted on the Over-The-Counter Electronic Bulletin Board under the symbol "CLHD."

INVESTING IN OUR SECURITIES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE
7.

NONE OF THE SECURITIES OFFERED BY THIS PROSPECTUS ARE DEPOSITS OR ACCOUNTS. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS OCTOBER 7, 1999





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                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS...................................................................7
USE OF PROCEEDS...............................................................10
WHERE YOU CAN FIND MORE INFORMATION........................ ..................10
SELECTED CONSOLIDATED FINANCIAL DATA..........................................11
THE OFFERING..................................................................12
FEDERAL INCOME TAX CONSIDERATIONS.............................................16
PLAN OF DISTRIBUTION..........................................................17
LEGAL MATTERS.................................................................17
EXPERTS  .....................................................................17




















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


                               PROSPECTUS SUMMARY

This section summarizes the information contained in this prospectus. You should read the following summary together with the information set forth under the heading "Risk Factors."

We use the term "we" or "CHI" to refer to Capital Holdings, Inc., a business corporation organized under Ohio law. We use the term "the Bank" to refer to Capital Bank, N.A., a commercial bank organized under the laws of the United States.

                             CAPITAL HOLDINGS, INC.

        We are a one-bank holding company. We were formed in July 1988 to own and organize our wholly owned subsidiary, the Bank. We are a full-service commercial bank providing the following services to our customers:

        -     savings accounts and checking accounts;
        -     money market accounts;
        -     certificates of deposits;
        -     sweep accounts;
        -     personal line credit services;
        -     credit cards; and
        - commercial, residential and real estate loans and other banking services.

Our continued commitment to customer satisfaction has resulted in our ninth straight year of growth and profitability, fueled by a strong loan portfolio, excellent overhead control and advances in technology. For the year ended December 31, 1998, we ranked among the top six percent of all banks in the country in total assets. Since 1989, we have focused our business primarily on:

        -     corporate, executive and professional customers;
        - pursuing a deposit gathering strategy of offering money market checking and savings accounts;
        - serving small to mid-sized businesses, professionals and their families; and
        - offering certificates of deposits at attractive rates to mid-sized to large depositors with an emphasis on minimizing the operating costs of obtaining these deposits.

        We have experienced significant asset growth and achieved continuing profitability:

        - Total assets increased to $802 million for the year ended December 31, 1998 from $670 million for the same period in 1997 and $560 million for the same period in 1996. At June 30, 1999, our total assets increased 11.07% from December 31, 1998 to $890 million.
        - Net income increased to $7.9 million ($1.30 per share -- diluted) for the year ended December 31, 1998 from $6.8 million ($1.14 per share -- diluted) for the same period in 1997 and $5.7 million ($0.98 per share -- diluted) for the same period in 1996. For the six months ended June 30, 1999, our net income was $4.4 million ($0.70 per share - diluted) as compared to $3.7 million ($0.61 per share - diluted) for the six months ended June 30, 1998.
        - For the year ended December 31, 1998 our loan portfolio grew by 23.3%, or $109.3 million, as compared to December 31, 1997, and increased by 14.47%, or $83.7 million at June 30, 1999 as compared to December 31, 1998.

Our principal executive offices are located at 5520 Monroe Street, Sylvania, Ohio. Our main telephone number is (419) 885-7379 or (800) 366-5580.








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


                                  THE OFFERING


    The offering..........................         This offering consists of
                                                   both a rights offering and,
                                                   to the extent any shares
                                                   offered by this prospectus
                                                   remain unsubscribed, a
                                                   community offering.

    Offering price........................         $27.00 per share.

    Rights Offering:

        Eligible stockholders.............         You are eligible
                                                   to purchase stock in the
                                                   rights offering if you owned
                                                   shares of our common stock on
                                                   September 30, 1999.

        Subscription rights...............         If you are an eligible
                                                   stockholder, you will have
                                                   the right to purchase a 0.14
                                                   share of our common stock for
                                                   every share of common stock
                                                   you owned as of September 30,
                                                   1999. There is no minimum
                                                   amount of shares you must
                                                   purchase using your
                                                   subscription rights.

                                                   When determining the number
                                                   of shares we will issue,
                                                   multiply the number of shares
                                                   you own by 0.14 and round
                                                   down to the nearest whole
                                                   number. For example, if you
                                                   own 125 shares, you may
                                                   subscribe for 17 shares (125
                                                   shares x 0.14 = 17.5 shares,
                                                   rounded down to 17 shares,
                                                   the nearest whole number).

        Non-transferability of rights.....         Your subscription rights are
                                                   not transferable. Shares
                                                   issued upon exercise of your
                                                   subscription rights will be
                                                   issued in the same record
                                                   holder's name.

        Persons wishing to exercise
        rights for the benefit of
        others............................         Brokers, banks, trustees, and
                                                   other individuals or entities
                                                   that hold common stock for
                                                   the account of others may, if
                                                   authorized by the beneficial
                                                   owner, complete the
                                                   subscription agreement and
                                                   submit it to us with the
                                                   proper payment.

        Expiration of the rights
        offering............................       The rights offering will
                                                   expire at November 15, 1999,
                                                   at 5:00 p.m., Eastern time.
                                                   After the expiration date,
                                                   you will no longer be able to
                                                   purchase shares through the
                                                   exercise of your subscription
                                                   rights. However, you will be
                                                   able to subscribe for shares
                                                   in the community offering.

Community Offering:

        Community offering..................       We may offer to the general
                                                   public shares that have not
                                                   been subscribed for, if any
                                                   remain. If you wish to
                                                   participate in the community
                                                   offering, you must purchase
                                                   at least 400 shares.

        Shares available....................     We will first fill all
                                                 subscriptions received in the
                                                 rights offering. Any
                                                 remaining shares may then be
                                                 offered to the public in the
                                                 community offering, including
                                                 our current stockholders who
                                                 want to purchase additional
                                                 shares.

        Expiration of the community
        offering............................     The community offering will
                                                 expire at the earlier of:

                                                 - a date determined by the
                                                 board of directors; or
                                                 - December 1, 1999, unless
                                                 extended by us but not later
                                                 than January 31, 2000.

Subscription Procedures.....................     To subscribe for shares in
                                                 the offering, you should
                                                 carefully complete and sign
                                                 the subscription agreement.
                                                 If you are an existing
                                                 stockholder please indicate
                                                 the number of shares you are
                                                 purchasing in the rights
                                                 offering and indicate any
                                                 additional shares you wish to
                                                 purchase in the community
                                                 offering.

                                                 Forward your completed
                                                 subscription agreement to our
                                                 main office, which address
                                                 appears below. Be sure to
                                                 include a check or money
                                                 order for the full amount of
                                                 your subscription price.
                                                 Checks and money orders will
                                                 not be cashed until we accept
                                                 your subscription.

                                                 If your subscription is not
                                                 completely filled, we will
                                                 send you a check for the
                                                 difference. No interest will
                                                 be paid on returned
                                                 subscription funds. YOUR
                                                 SUBSCRIPTION IS IRREVOCABLE
                                                 AFTER YOU SUBMIT THE
                                                 SUBSCRIPTION DOCUMENTS.

Submit subscription agreements..............     Deliver subscription
                                                 agreements to:

                                                 By mail: Capital Holdings, Inc.
                                                 P.O. Box 327
                                                 Toledo, Ohio 43691-9978
                                                 ATTN: Mr. Stephen J. Kovatch

                                                 By hand: Capital Holdings, Inc.
                                                 5520 Monroe Street
                                                 Sylvania, Ohio 43560
                                                 ATTN: Mr. Stephen J. Kovatch

                                                 By overnight courier:
                                                 Capital Holdings, Inc.
                                                 5520 Monroe Street
                                                 Sylvania, Ohio 43560
                                                 ATTN: Mr. Stephen J. Kovatch

Ownership Limits............................       Federal law prohibits you
                                                   from directly or indirectly,
                                                   or through or in concert with
                                                   one or more persons,
                                                   acquiring "control" of CHI
                                                   (defined to include
                                                   ownership, control or the
                                                   power to vote 10% or more of
                                                   a class of CHI voting
                                                   securities) unless you
                                                   provide at least 60 days'
                                                   prior written notice to the
                                                   Federal Reserve Board. A
                                                   person is deemed to have
                                                   acquired shares that he or
                                                   she has the right to acquire
                                                   through the exercise of
                                                   options, warrants and rights.
                                                   Therefore, any subscriptions
                                                   in this offering that are
                                                   subject to such Federal laws
                                                   may, in our discretion, be
                                                   deemed void in their entirety
                                                   or in part, and not accepted
                                                   by us.


Termination.................................       We may cancel the offering at
                                                   any time, in which case we
                                                   will return your subscription
                                                   payment without interest.

Stock certificates..........................       Certificates representing
                                                   shares of the common stock
                                                   will be delivered to
                                                   subscribers as soon as
                                                   practicable after the
                                                   completion of the offering.
                                                   We expect that this may take
                                                   two weeks or longer, due to
                                                   the need to allow checks to
                                                   clear.

Risk Factors................................       An investment in shares of
                                                   our common stock involves a
                                                   high degree of risk. Please
                                                   see "Risk Factors" beginning
                                                   on page 7.

Federal Income Tax Consequences.............       Your receipt or exercise of
                                                   the subscription rights
                                                   should not be treated as a
                                                   taxable event for United
                                                   States federal income tax
                                                   purposes, but may have other
                                                   tax effects.

Questions...................................       If you have any questions
                                                   about the rights offering,
                                                   including questions about
                                                   subscription procedures and
                                                   requests for additional
                                                   copies of this prospectus or
                                                   other documents, please
                                                   contact Mr. Stephen J.
                                                   Kovatch, our Senior Vice
                                                   President, at (419) 885-7379
                                                   or (800) 366-5580.

                                  RISK FACTORS

        In addition to the other information in this prospectus and the information we incorporate by reference, you should consider carefully the following factors in evaluating CHI and our business before purchasing our common stock.

RISKS RELATED TO THE OFFERING:
------------------------------

IF YOU DO NOT EXERCISE YOUR FULL SUBSCRIPTION RIGHTS, YOUR PERCENTAGE OWNERSHIP AND VOTING RIGHTS OF CHI WILL DECREASE.

        If you choose not to exercise your subscription rights in full, your relative ownership interest in CHI will be diluted to the extent other stockholders exercise their subscription rights. Your voting rights and percentage interest in any of CHI's net earnings may also be diluted if you don't exercise your rights. We are unable to determine the number of shares, if any, that will be sold in the offering.

THE OFFERING PRICE WAS DETERMINED BY OUR BOARD OF DIRECTORS AND BEARS NO RELATIONSHIP TO THE VALUE OF OUR ASSETS, FINANCIAL CONDITION OR OTHER ESTABLISHED CRITERIA FOR VALUE. OUR COMMON STOCK MAY TRADE AT PRICES ABOVE OR BELOW THIS PRICE.

        Our board of directors determined the offering after considering a number of factors, including:

        -     book value of our assets;
        -     past operations;
        -     cash flow;
        -     earnings;
        -     our overall financial condition; and
        -     our future prospects.

        In addition, the board took into account the results of our recent independent appraisal. The board did not assign weighting to any one factor in setting the offering price. After the date of this prospectus, our common stock may trade at prices above or below the offering price.

BECAUSE YOU MAY NOT REVOKE YOUR SUBSCRIPTION EXERCISE, YOU COULD BE COMMITTED TO BUY SHARES ABOVE THE PREVAILING MARKET PRICE.

        The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below $27.00, then you will have committed to buy shares of common stock at a price above the prevailing market price. Once you have exercised your subscription rights, you may not revoke your exercise unless we amend the offering. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the offering price.

BECAUSE WE MAY TERMINATE THE OFFERING AT ANY TIME, YOUR PARTICIPATION IN THE OFFERING IS NOT ASSURED.

        Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend the offering. We may terminate the offering at any time. If we decide to terminate the offering, we will not have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

RISKS RELATED TO CHI:
---------------------

WE MAY NOT BE ABLE TO CONTINUE TO GROW THE BANK'S ASSETS AND EARNINGS AS FAST AS WE HAVE SINCE WE OPENED THE BANK IN 1989 BECAUSE OF OUR LIMITED MARKET AREA.




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


        The Bank has experienced rapid growth in its assets and earnings since it opened for business in 1989. In the future it may be more difficult to continue this rate of growth for a number of reasons, including the fact that the Bank already serves a significant percentage of its market and further penetration of the remaining market will be more difficult.

BECAUSE OUR COMMON STOCK TRADES ON THE OVER-THE-COUNTER ELECTRONIC BULLETIN BOARD, OUR SHARES MAY BE SUBJECT TO EXTREME PRICE FLUCTUATIONS AND YOU MAY HAVE DIFFICULTY TRADING YOU SHARES.

        Persons who purchase our common stock may be unable to readily sell the common stock. Our common stock trades only on the Over-the-Counter Electronic Bulletin Board and has been trading with limited volume. We are not currently listed on the Nasdaq National Market or any national stock exchange. Furthermore, because our common stock is not listed on the Nasdaq National Market, trading in our common stock is also limited by SEC rules. There can be no assurance that we will list our securities on a national securities exchange at any time in the future.

BECAUSE WE FACE INTENSE AND SIGNIFICANT COMPETITION FROM MANY LARGE MULTI-BANK HOLDING COMPANIES, OUR ABILITY TO ATTRACT DEPOSITS, MAKE LOANS OR DEVELOP OTHER LINES OF BUSINESS MAY BE ADVERSELY AFFECTED.

        Our ability to maintain a history of strong financial performance and return on investment to stockholders will depend in part on our ability to expand our available financial services. In addition to the challenge of attracting and retaining customers for traditional banking services, our competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. If we fail to adequately address each of the competitive pressures in the banking industry, our financial condition and results of operations could be adversely affected.

BECAUSE WE ARE ENGAGED IN A HEAVILY REGULATED INDUSTRY, ANY CHANGES IN GOVERNMENTAL LAWS AND REGULATION AND POLICY COULD LIMIT OUR FUTURE GROWTH.

        Any changes to federal banking laws and regulations may negatively impact our ability to expand services and to increase the value of our business. We are subject to extensive state and federal regulation, supervision, and legislation that govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. In addition, CHI's earnings are affected by the monetary policies of the Federal Reserve Board. These policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve influences the size and distribution of bank reserves through its open market operations and changes in cash reserve requirements against member bank deposits. We cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, but such changes could be materially adverse to our financial performance.

BECAUSE OUR PROFITABILITY IS DIRECTLY RELATED TO INTEREST RATES, ANY CHANGES IN THESE RATES MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

        Changes in interest rates affect our operating performance and financial condition in diverse ways. Our profitability depends in substantial part on our "net interest spread," which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Historically, net interest spreads for other financial institutions have widened and narrowed in response to these and other factors, which are often collectively referred to as "interest rate risk."

BECAUSE WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL, ANY LOSS OF, OR OUR INABILITY TO ATTRACT, THESE PERSONNEL COULD ADVERSELY AFFECT US.






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



        Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition, results of operations and cash flows could be materially adversely affected.

BECAUSE OUR ABILITY TO PAY DIVIDENDS IS SUBJECT TO REGULATORY LIMITATIONS, THERE IS NO ASSURANCE THAT WE WILL CONTINUE TO PAY DIVIDENDS.

        Although we have paid dividends on our common stock in the past, there is no assurance that we may or will continue to pay dividends in the future. Dividends are subject to determination and declaration by our board of directors, which takes into account many factors. The declaration of dividends by us on our common stock is subject to the discretion of our board and to applicable federal regulatory limitations. We cannot guarantee that dividends will not be reduced or eliminated in future periods. Our ability to pay dividends on our common stock depends on our receipt of dividends from the Bank. The Bank is a national bank and, as such, is subject to restrictions and limitations in the amount and timing of the dividends it may pay to us.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS, ANY OF WHICH MAY DISCOURAGE TAKEOVER ATTEMPTS AND COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

        Provisions of our Articles of Incorporation and Code of Regulations and Ohio law could have the effect of discouraging takeover attempts which certain stockholders might deem to be in their interest. For example, our board of directors is divided into three classes and each class is elected for a three-year term. This provision could make it more difficult for our stockholders to remove members of our board of directors and may also make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to you.

THE FAILURE OF OUR COMPUTER SYSTEMS OR THOSE OF OUR KEY VENDORS, SUPPLIERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS.

        We are dependent, to a substantial degree, upon the proper functioning of our computer systems as well as those of our vendors, suppliers and customers. Most of our information and data is provided electronically and is dependent on information systems and telecommunications. In addition, most of our products and services rely on information and data provided by others. If:

- our computer systems or those of our vendors and suppliers cannot provide accurate information in a timely manner;
-   we are unable to accurately and timely process such information;
-   our customers are unable to receive and use our products and services;
    or
- a general disruption of our telecommunications and utilities occurs as a result of the Year 2000 problem,

we could suffer financial loss and potential legal liability.













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


                                 USE OF PROCEEDS

        We plan to use the net proceeds from this offering to further capitalize Capital Bank, N.A., for working capital and general corporate purposes.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and the site address is http:\\www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference all documents listed below and any future filings made with the SEC pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is terminated.

    The documents we incorporate by reference are:

    (1) Our Annual Report on Form 10-K for the year ended December 31, 1998;

    (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

    (3) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

    (4) Our Current Report on Form 8-K dated July 27, 1999 and filed with the Commission on August 4, 1999; and

    (5) the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 30, 1993.

        You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing Mr. Stephen J. Kovatch, our Senior Vice President, at 5520 Monroe Street, Sylvania, Ohio 43560 or by calling (419) 885-7379 or (800) 366-5580.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus, including the above risk factors section, contains "forward-looking statements" that involve risks and uncertainties. "Forward-looking statements" are statements that relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology.

        You should not place undue reliance on these statements, which speak only as of the date that they were made. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. We do not undertake any obligation to publicly update any revisions to forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

        We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.








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



                      SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents our selected consolidated financial data as of and for each of the years in the period ended December 31, 1998, 1997, 1996, 1995 and 1994, and as of and for each of the six month interim periods ended June 30, 1999 and 1998. The information has been derived from our consolidated financial statements, including our audited consolidated financial statements incorporated in this prospectus by reference to our 1998 Form 10-K, and should be read in conjunction with the notes to those financial statements. See "WHERE YOU CAN FIND MORE INFORMATION."

        Historical results are not necessarily indicative of results to be expected for any future period.

                                                                      SELECTED FINANCIAL DATA SCHEDULE
                                                               (Dollars in thousands except per share amounts)
                                   ------------------------------------------------------------------------------------------------
                                      As of and for the six                        As of and for the Year-Ended December 31
                                       months ended June 30
                                   ------------------------------------------------------------------------------------------------

CONSOLIDATED RESULTS OF OPERATIONS:      1999        1998          1998           1997           1996           1995       1994
                                         ----        ----          ----           ----           ----           ----       ----
                                   ------------------------------------------------------------------------------------------------
Interest Income                      $   30,944   $   26,726    $   55,568     $   47,593      $   39,639    $   34,752  $   26,330
Interest Expense                     $   17,090   $   15,255        31,751         27,026          22,305        19,964      13,188
                                   ------------------------------------------------------------------------------------------------
Net Interest Income                  $   13,854   $   11,471        23,817         20,567          17,334        14,788      13,142
Provision for Credit Losses          $    1,125   $      510         1,230          1,005             980           850         993
                                   ------------------------------------------------------------------------------------------------
Net Interest Income After            $   12,729   $   10,961        22,587         19,562          16,354        13,938      12,149
Provision for Credit Losses
Other Income                         $      934   $      692         1,681          1,205             874           753         636
Other Expense                        $    7,202   $    6,094        12,534         10,752           8,821         7,590       6,860
                                   ------------------------------------------------------------------------------------------------
Income Before Income Taxes           $    6,460   $    5,558        11,734         10,015           8,407         7,101       5,925
Income Taxes                         $    2,100   $    1,840         3,805          3,234           2,681         2,256       1,844
                                   ------------------------------------------------------------------------------------------------
Net Income                           $    4,360   $    3,718    $    7,929     $    6,781      $    5,726    $    4,845  $    4,081

CONSOLIDATED BALANCE SHEET DATA:
Total Assets                         $  890,381   $  737,418    $  801,628     $  669,540      $  559,726    $  483,170  $  417,832
Cash and Cash Equivalents            $   19,030   $   26,751        29,263         23,292          13,958        13,048      10,847
Securities Available for Sale        $  197,028   $  178,682       184,583        167,521         159,209       140,627      77,982
Securities Held to Maturity                 ---          ---           ---            ---             ---           ---      71,920
Loans, Net of Deferred Loan Fees     $  662,081   $  521,494       578,370        469,036         380,160       324,788     251,184
Allowance for Credit Losses          $    9,279   $    7,423         8,146          6,947           5,942         4,960       4,110
Deposits                             $  719,675   $  625,681       663,066        579,661         470,743       407,622     357,533
Shareholders' Equity                 $   58,240   $   53,790        58,422         50,547          41,590        36,136      27,565

PER SHARE DATA(1):
Net Income:
      Basic                               0.72         0.62          1.32           1.19          1.01            .86           .73
      Diluted                             0.70         0.61          1.30           1.14           .98            .84           .71
Book Value at Period End                  9.58         8.96          9.66           8.46          7.31           6.39          4.92
Average Shares Outstanding:
      Basic                           6,067,814    5,998,974     6,007,458      5,699,712       5,652,834     5,607,051   5,561,568
      Diluted                         6,247,282    6,080,442     6,110,595      5,927,454       5,842,965     5,783,037   5,730,930


(1) Capital Holdings, Inc. adopted Financial Accounting Standards No. 128, Earnings Per Share, effective December 31, 1997. Basic per share amounts are based upon weighted-average number of common shares outstanding for each period, after giving retroactive effect to a 3-for-1 stock split effective June 30, 1999 and a 6% stock dividend issued during 1996, 1995 and 1994. Diluted per share amounts are based upon weighted-average number of common shares outstanding including dilutive effects of options, warrants and convertible securities for each period, after giving retroactive effect to a 3-for-1 stock split effective June 30, 1999 and a 6% stock dividend issued during 1996, 1995 and 1994. All earnings per share amounts for all periods have been restated to conform to the Statement 128 requirements. Book value at period end per share amounts are based upon period end shares outstanding for each period.

                                  THE OFFERING

THE RIGHTS OFFERING

        We are offering our stockholders the right to subscribe for and purchase up to an aggregate of 900,000 shares of common stock at $27.00 per share. Only those stockholders who owned common stock on September 30, 1999, will receive subscription rights to purchase stock in the rights offering.

        Each subscription right provides you with the opportunity to purchase
0.14 share of common stock for every share of common stock you owned at the close of business on September 30, 1999. In determining the number of shares of common stock a stockholder will have the right to buy, we will round down to the nearest whole number. We will not issue fractional subscription rights and we will not pay cash in place of subscription rights or fractional shares.

THE COMMUNITY OFFERING

        If there are any shares that are not subscribed for in the rights offering, we may offer them to the public at $27.00 per share. This offering will be made on the same terms as the rights offering, except that you will not need to be a current stockholder in order to participate. You must subscribe for at least 400 shares. We reserve the right to accept or reject, for any reason, any subscription for shares tendered to us in the community offering. We may also determine not to proceed with the community offering even if we have conducted the rights offering.

        If there is an oversubscription of shares in this community offering, we will allocate the shares among you. We will be taking into account the following factors:

        -     the amount of the subscription;
        -     our business relationship with the subscriber; and
        -     whether the subscriber is an existing stockholder.

        It is our intention to encourage broad ownership of our stock among persons who live or work in our primary market areas.

        If you request and pay for more shares than we allocate to you, we will refund your overpayment, without interest.

CERTIFICATES FOR SHARES

        You will receive certificates representing the shares that you purchase as soon as practicable after the closing of the offering.

EXPIRATION DATES

        RIGHTS OFFERING

        The rights offering will expire at 5:00 p.m., Eastern Time, on November 15, 1999. IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION RIGHTS ON OR BEFORE THAT TIME, YOUR SUBSCRIPTION RIGHTS WILL EXPIRE AND THEREFORE BE NULL AND VOID. ANY SUBSCRIPTION AGREEMENT RECEIVED AFTER THAT TIME WILL BE TREATED AS A SUBSCRIPTION IN THE COMMUNITY OFFERING AND WILL BE SUBJECT TO SHARE AVAILABILITY AND OVERSUBSCRIPTION PROCEDURES IF NECESSARY.

        We may reject any subscription agreement submitted in the rights offering that we receive after 5:00 p.m. on the expiration date, regardless of when the documents were originally mailed. Stockholders who wish to participate in the rights offering should submit their subscription agreement to us by the expiration date, or to their broker or bank at least 10 days before the expiration date, to allow the broker or bank sufficient time to carry out those instructions.

                               COMMUNITY OFFERING

        The community offering will commence at the same time as the rights offering and will expire at the earlier of:

        -     a  date selected by the board of directors; or
        - December 1, 1999, unless extended by us, but no later than January 31, 2000.

DETERMINATION OF OFFERING PRICE

        Our board of directors determined the offering price after considering the following factors:

        -     the book value of our assets;
        -     our past operations;
        -     our cash flow;
        -     our earnings;
        -     our overall financial condition; and
        -     our future prospects.

        In addition, the board took in account the results of the most recent report from our regularly scheduled independent appraisals. The board did not consider any one factor to be more important than any other in determining the offering price.

SUBSCRIPTION PROCEDURES

        The following procedures should be followed by all persons purchasing stock in the offering. To participate in the offering, you must submit a subscription agreement for the appropriate offering, together with full payment of the offering price for all your desired shares. Those who hold common stock for the account of others, such as brokers, banks, trustees or depositories, should notify the beneficial owners of those shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights offering.

        RIGHTS OFFERING. A subscription agreement exercising rights under the rights offering must be properly executed and received by us, together with full payment for these shares, before 5:00 p.m., Eastern time, on November 15, 1999. You should also indicate on the same form the number of shares you would like to purchase in the community offering. You must enclose full payment for all shares ordered when submitting the subscription agreement. If received late, the entire number of shares ordered in the subscription agreement will be treated solely as a subscription in the community offering.

        COMMUNITY OFFERING. A subscription agreement for shares in the community offering must be properly executed and received by us, together with full payment for these shares, before 5:00 p.m., Eastern time, on December 1, 1999, unless we extend the expiration date.

        Payment of the offering price must be made by cashier's check, personal check or bank draft drawn upon a U.S. bank or money order, in all cases payable to "Capital Holdings, Inc."

        If you wish to pay by uncertified personal check, please note that your check may take five business days or more to clear and, therefore, we may hold the processing of your certificates for up to ten business days following the closing of the offering. You are urged to arrange for payment by certified, cashier's check or money order.

        Deliver the subscription agreements and payments by mail, hand delivery or overnight courier, as follows:

By mail:                              By hand:                             By overnight courier:
--------                              --------                             ---------------------
Capital Holdings, Inc.               Capital Holdings, Inc.               Capital Holdings, Inc.
P.O. Box 327                         5520 Monroe Street                   5520 Monroe Street
Toledo, Ohio  43691-9978             Sylvania, Ohio  43560                Sylvania, Ohio  43560
Attention: Stephen J. Kovatch        Attention: Stephen J. Kovatch        Attention: Stephen J. Kovatch

        If you are an existing stockholder and do not indicate the number of shares to be purchased or do not forward full payment of the offering price, you will be deemed to have exercised your subscription rights only to the extent of the payment received. If there are any remaining funds from your payment, we will treat them as your payment toward a subscription in the community offering. New investors will be deemed to have subscribed for the number of shares for which payment is delivered.

        The delivery method used for the subscription agreement and payment for the related shares will be at your election and risk. If sent by mail, it is recommended that your subscription agreement and payment be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery and clearance of payment prior to the expiration date.

        Our answers to all questions concerning the timeliness, validity, form and eligibility of any subscription will be final and binding. We may, in our sole discretion, waive any defect or irregularity, permit a defect or irregularity to be corrected within any time as we may determine, or reject the purported exercise of any right. Subscriptions are not deemed received or accepted until all irregularities are waived or cured within the time that we determine in our discretion. We have no duty to notify you of any defect or irregularity in connection with the submission of your subscription agreement or incur any liability for failure to give notification.

        If you have any questions concerning the rights offering or these subscription procedures, or if you would like additional copies of this prospectus or other documents, please contact: Mr. Stephen J. Kovatch, Senior Vice President at (419) 885-7379 or (800) 366-5580.

NON-TRANSFERABILITY OF SUBSCRIPTION RIGHTS

        Only you may exercise your subscription rights. You may not sell, give away or otherwise transfer your subscription rights.

NO REVOCATION AFTER EXERCISE OF RIGHTS OR SUBSCRIPTION IN COMMUNITY OFFERING

        After you exercise your subscription rights or subscribe for shares in the community offering, you may not revoke that exercise or subscription unless we amend the terms of this offering (as described below). You should not exercise your subscription rights or submit a subscription in the community offering unless you are certain that you wish to purchase shares of our common stock.

AMENDMENT AND TERMINATION OF OFFERING

        We reserve the right to amend the terms and conditions of this offering at any time. If we make an amendment that we consider significant, we will:

        - mail notice of the amendment to all stockholders who owned shares of common stock on September 30, 1999;
        -     extend the expiration date of the offering by at least 14 days;
              and
        - allow you at least 10 days to revoke any prior subscriptions, in whole or in part.

        In all other cases, subscriptions will be irrevocable.

        We also reserve the right to terminate the rights offering at any time, in our discretion, in which case all subscriptions will be canceled, and we will return all subscription payments to subscribers. If we terminate the rights offering, we will also terminate the community offering. We may also determine not to proceed with the community offering even if we have conducted the rights offering.

        Upon the occurrence of any change in or cancellation of this offering, we will issue a press release to that effect, and we will file with the SEC a post-effective amendment to the registration statement covering this prospectus.

SHARES OF COMMON STOCK OUTSTANDING AFTER THE OFFERING

        Assuming we issue all of the 900,000 shares of common stock being offered by this prospectus, we will then have approximately 6,979,771 shares of common stock issued and outstanding. This would represent a 14.80% increase in the number of outstanding shares of our common stock. If you are an existing stockholder and you do not exercise your subscription rights, the percentage of common stock that you hold could significantly decrease after the offering.

CERTAIN OWNERSHIP LIMITS AND REPORTING REQUIREMENTS

        Federal law prohibits you from directly or indirectly, or through or in concert with one or more persons, acquiring "control" of us (defined to include ownership, control or the power to vote 10% or more of a class of our voting securities) unless you provide at least 60 days' prior written notice to the Federal Reserve Board. A person is deemed to have acquired shares that he or she has the right to acquire through the exercise of options, warrants and rights. Therefore, any subscriptions in this offering that are subject to such Federal laws may, in our discretion, be deemed void in their entirety or in part, and not accepted by us.

        Any person or group that acquires direct or indirect beneficial ownership of more than 5% of the outstanding shares of our common stock will be subject to SEC reporting requirements under Section 13(d) or 13(g) of the Securities Exchange Act of 1934. In addition, any person or group that acquires direct or indirect beneficial ownership of more than 10% of the outstanding shares of our common stock will be subject to further SEC reporting requirements under Section 16(a) of the Exchange Act and may become liable under Section 16(b) of the Exchange Act for reimbursement of any "short-swing profits." Please consult with your attorney to see if these rules will apply to you.

STATE AND FOREIGN SECURITIES LAWS

        This offering is not being made in any state or foreign country in which it is unlawful to do so, nor are we selling or accepting subscriptions from holders who are residents of any such state or country. We may delay the commencement of this offering in certain states or other jurisdictions in order to comply with the securities law requirements of those states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the rights offering. We may decline, in our sole discretion, to make modifications to the terms of the offering requested by certain states or other jurisdictions, in which case stockholders who live in those states or jurisdictions will not be eligible to participate in the offering.

NO RECOMMENDATIONS

        We are not making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests.

                        FEDERAL INCOME TAX CONSIDERATIONS

        The following summarizes the material federal income tax consequences of the rights offering. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete discussion of all federal income tax consequences of the rights offering, and, in particular, may not address federal income tax consequences applicable to stockholders subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. This discussion assumes that your shares of CHI stock and the subscription rights and shares issued to you pursuant to the rights offering constitute capital assets.

        Receipt and exercise of the subscription rights distributed pursuant to the rights offering is intended to be nontaxable to stockholders, and the following summary assumes you will qualify for such nontaxable treatment. We have not sought, nor do we intend to seek, any ruling from the IRS or an opinion of counsel related to the tax matters described below. This discussion is included for your general information only. You should consult your tax advisor to determine the tax consequences to you of the rights offering in light of your particular circumstances, including any state, local and foreign tax consequences.

TAXATION OF STOCKHOLDERS

GAIN OR LOSS
------------

IT IS CHI'S INTENT THAT THE RIGHTS OFFERING WILL QUALIFY AS NONTAXABLE. YOU SHOULD NOT RECOGNIZE ANY GAIN OR OTHER INCOME UPON RECEIPT OF A SUBSCRIPTION RIGHT, ANY LOSS UPON THE EXPIRATION OF A SUBSCRIPTION RIGHT, OR ANY GAIN OR LOSS ON THE EXERCISE OF A SUBSCRIPTION RIGHT.

        If, contrary to CHI's intent, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of our current or accumulated earnings and profits; and any excess would be treated first as a return of your basis (investment) in your CHI stock and then as a capital gain. Expiration of the subscription rights would result in a capital loss. You generally will not recognize gain or loss on the exercise of a subscription right.

TAX BASIS
---------

YOUR TAX BASIS FOR ALL SHARES YOU PURCHASE IN THE RIGHTS OFFERING AND THE COMMUNITY OFFERING WILL DEPEND ON WHETHER YOU EXERCISE THE SUBSCRIPTION RIGHT OR ALLOW THE SUBSCRIPTION RIGHT TO EXPIRE.

        If you exercise a subscription right and if, as CHI intends, the fair market value of your subscription rights is determined to be less than 15% of the fair market value of your existing shares of CHI stock, then the tax basis of each subscription right will be deemed to be zero, unless you elect, by attaching an election statement to your federal income tax return for 1999, to allocate tax basis to your subscription rights.

        If you exercise a subscription right and if the fair market value of your subscription rights is determined, contrary to CHI's intent, to be greater than 15% of the fair market value of your existing shares of CHI stock, or if you otherwise elect to do so, your tax basis in the subscription right will be determined by allocating the tax basis of your CHI stock on which the subscription right is distributed between the CHI stock and the subscription right, in proportion to their relative fair market values on the date of distribution of the subscription right.

        If you allow a subscription right to expire, it will be treated as having no tax basis.

        If, contrary to CHI's intent, the rights offering does not qualify as nontaxable, then you would have a tax basis in the rights equal to the fair market value of the rights on the date of the rights distribution. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis, if any, in the subscription right exercised and the price paid for the share.

HOLDING PERIOD
--------------

YOUR HOLDING PERIOD FOR A SUBSCRIPTION RIGHT SHOULD INCLUDE YOUR HOLDING PERIOD FOR THE SHARES OF COMMON STOCK UPON WHICH THE SUBSCRIPTION RIGHT IS ISSUED, AND THE HOLDING PERIOD OF THE SHARES OF COMMON STOCK PURCHASED THROUGH THE RIGHTS OFFERING SHOULD BEGIN ON THE DATE THAT YOU EXERCISE YOUR SUBSCRIPTION RIGHTS.

        If, contrary to CHI's intent, the rights offering does not qualify as nontaxable, then your holding period in the rights would begin on the date of distribution of the rights, and the holding period of the shares of common stock purchased through the rights offering would begin on the date that you exercise your subscription rights.

                              PLAN OF DISTRIBUTION

        On or about October 15, 1999, we will commence the rights offering by distributing the subscription rights and copies of this prospectus, together with a copy of subscription agreements, to individuals who owned shares of our common stock on September 30, 1999. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription agreement and return it, with payment for the shares, to us. If you have any questions, you should contact: Stephen J. Kovatch, at (419) 885-7379 or (800) 366-5580. See "The Offering - Subscription Procedures."

        At the same time, we will commence the community offering by distributing copies of this prospectus and the community offering subscription agreements to interested investors who are not already our stockholders. Persons who wish to purchase stock in the community offering must complete the subscription agreement and return it, with the required payment for the shares, to us. See "The Offering - Subscription Procedures."

        We will hold all subscription agreements received in the offering and will be responsible for processing refunds, in case of cancellation of the offering, to stockholders. Our transfer agent, Registrar and Transfer Co., will be responsible for delivering stock certificates at the conclusion of the offering. We will pay all fees and expenses of our transfer agent in connection with the offering. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the purchase of stock in this offering.

                                  LEGAL MATTERS

        Werner & Blank Co., L.P.A., will deliver an opinion to us about the validity of the issuance of shares of our common stock in this offering.

                                     EXPERTS

        The audited consolidated financial statements incorporated by reference in this registration statement from our annual report on Form 10-K for the year ended December 31, 1998 have been audited by Ernst & Young LLP and have been included in reliance on their report given on their authority as experts in accounting and auditing.

                         [CAPITAL HOLDINGS, INC. LOGO]
                               5520 MONROE STREET
                              SYLVANIA, OHIO 43560
                                 (419) 885-7379



- WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION THAT DIFFERS FROM THE INFORMATION IN THIS PROSPECTUS. IF YOU RECEIVE ANY DIFFERENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT CAPITAL HOLDINGS, INC. IS OPERATING UNDER THE SAME CONDITIONS THAT IT WAS OPERATING UNDER WHEN THIS PROSPECTUS WAS WRITTEN. DO NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AT ANY TIME PAST THE DATE INDICATED.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE SECURITIES TO WHICH IT RELATES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.